Christina E. Melendi

Direct Phone:	212.705.7814
Direct Fax:	212.702.3624

christina.melendi@bingham.com

October 12, 2012

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA EDGAR

Pamela Long, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Silvercrest Asset Management Group Inc. –

PRO-FORMA FINANCIAL INFORMATION

Dear Ms. Long:

As previously discussed with the staff of the Division of Corporation Finance (the “Staff”), on behalf of our client, Silvercrest Asset Management Group Inc. (“Silvercrest” or the “Company”), we are submitting supplementally for the Staff’s review as Attachment A to this letter the following excerpted pages from the Company’s Registration Statement on Form S-1 (Registration No. 333-183963) with certain pro-forma financial information completed: (i) the cover page of the Prospectus, (ii) pages in the Summary Section related to post-offering capitalization and structure and the summary of the offering, (iii) the Capitalization Section, (iv) the Dilution Section, (v) the Selected Historical Consolidated Financial Data Section and (vi) the Unaudited Pro Forma Consolidated Financial Information Section. We hereby requested that Attachment A receive confidential treatment pursuant to Rule 83 and that the Staff destroy its copy of Attachment A after their review thereof.

Please direct any general questions or comments concerning the enclosed supplemental information, and any requests for additional information, to the undersigned at (212) 705-7814.

Sincerely yours,

/s/ Christina E Melendi

Christina E. Melendi

Attachments

cc:	David J. Campbell (Silvercrest Asset Management Group Inc.)

Floyd I. Wittlin (Bingham McCutchen LLP)

David Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

ATTACHMENT A

(See Attached)

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 9, 2012

PRELIMINARY PROSPECTUS

4,814,782 Shares

Silvercrest Asset Management Group Inc.

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Silvercrest Asset Management Group Inc. We are offering 4,814,782 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We expect the initial public offering price of our Class A common stock will be between $12.00 and $14.00 per share. We will apply to list our Class A common stock on The Nasdaq Global Market under the symbol “SAMG.”

We intend to use a portion of the net proceeds of this offering to purchase limited partnership units of Silvercrest L.P. from certain of its limited partners and will not retain any of these proceeds.

The underwriters have the option to purchase up to an additional 722,217 shares of our Class A common stock from us within 30 days of the date of this prospectus at the initial public offering price, less the underwriting discounts and commissions.

Concurrently with the consummation of this offering, we will issue 6,435,218 shares of our Class B common stock, each share of which initially entitles the holder to one vote per share, to the continuing limited partners of our subsidiary, Silvercrest L.P. These Class B stockholders, who will hold approximately 57.2% of the combined voting power of our common stock immediately after this offering, will enter into a stockholders’ agreement pursuant to which they will agree to vote their shares of common stock together, as determined by the Executive Committee of Silvercrest L.P., on all matters submitted to a vote of our common stockholders.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our Class A common stock involves risks. See “Risk Factors” on page 15.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Silvercrest Asset Management Group Inc.	$	$

(1)	See “Underwriting” beginning on page 156.

Sandler O’Neill + Partners, L.P., on behalf of the underwriters, expects to deliver the shares of Class A common stock on or about                     , 2012, subject to customary closing conditions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

SANDLER O’NEILL + PARTNERS, L.P.	RAYMOND JAMES

The date of this prospectus is                     , 2012.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

Immediately following the reorganization, our only material asset will be the general partnership interests in Silvercrest L.P. We will use approximately $44.2 million of the net proceeds from this offering to purchase Class B units of Silvercrest L.P. from its current limited partners, including all Class B units held by third-party investors in Silvercrest L.P., and such Class B units acquired by us will be immediately converted into Class A units. These third-party investors will therefore no longer hold any portion of Silvercrest L.P’s Class B units or any of our Class B common stock subsequent to the reorganization. Following the reorganization and this offering, we will own all of the Class A units, which represent the general partnership interest in Silvercrest L.P., or approximately 42.8% of the partnership units of Silvercrest L.P. (or approximately 46.3% of the partnership units if the underwriters exercise in full their option to purchase additional shares of Class A common stock). The remaining approximately 57.2% of the partnership units in Silvercrest L.P. (or 53.8% of the partnership units if the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be held by 37 of our principals. See “The Reorganization and Our Holding Company Structure” for a description of the reorganization and the structure of our company.

Set forth below is our holding company structure and anticipated ownership immediately after the consummation of the reorganization and this offering (assuming no exercise of the over-allotment option).

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

(1)	Each share of class B common stock is entitled to one vote per share. Class B stockholders will have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding-up.
(2)	Each share of Class A common stock is entitled to one vote per share. Class A common stockholders will have 100% of the rights of all classes of our capital stock to receive distributions, except that Class B common stockholders will have the right to receive the par value of the Class B common stock upon our liquidation, dissolution or winding-up.
(3)	Each Class B unit is exchangeable for one share of Class A common stock. The principals will collectively hold 6,435,218 Class B units, which will represent the right to receive approximately 55.6% of the distributions made by Silvercrest L.P. and 322,910 deferred equity units exerciseable for Class B units, which represent the right to receive approximately 2.8% of the distributions made by Silvercrest L.P. (or approximately 52.3% and 2.6%, respectively, of the distributions made by Silvercrest L.P. if the underwriters exercise their option to purchase additional shares of Class A common stock in full).
(4)	We will hold 4,814,782 Class A units (or 5,536,999 Class A units if the underwriters exercise their option to purchase additional shares of Class A common stock in full), which will represent the right to receive approximately 41.6% of the distributions made by Silvercrest L.P. (or approximately 45.0% of the distributions made by Silvercrest L.P. if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

We are a Delaware corporation and the address of our principal executive offices is 1330 Avenue of the Americas, 38th Floor, New York, New York 10019. Our telephone number is (212) 649-0600 and our website is www.silvercrestgroup.com. Our website and the information included therein are not part of this prospectus.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

The Offering

Class A common stock offered by us	4,814,782 shares of Class A common stock, or 5,536,999 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares.

Class A common stock to be outstanding immediately after this offering	4,814,792 shares of Class A common stock, or 5,537,009 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares. If all Class B units of Silvercrest L.P. were to be exchanged for shares of our Class A common stock, 11,250,010 shares of Class A common stock would be outstanding immediately after this offering.

Class B common stock to be outstanding immediately after this offering	6,435,218 shares of Class B common stock. Shares of our Class B common stock have voting rights but no economic rights (including no rights to dividends or distribution upon liquidation) and will be issued to our principals in an amount equal to the number of Class B units of Silvercrest L.P. that our principals hold following the reorganization. When a Class B unit is exchanged for a share of Class A common stock, the corresponding share of Class B common stock will be cancelled. See “The Reorganization and Our Holding Company Structure—Second Amended and Restated Limited Partnership Agreement of Silvercrest L.P.—Coordination of Silvercrest Asset Management Group Inc. and Silvercrest L.P.”

Use of proceeds	We will receive net proceeds from our sale of Class A common stock in this offering of approximately $56.4 million (or approximately $65.2 million if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $13.00 per share (the midpoint in the price range set forth on the cover of this prospectus), in each case after deducting assumed underwriting discounts and estimated offering expenses payable by us. We intend to use approximately $44.2 million of the net proceeds from this offering to purchase 3,564,782 Class B units of Silvercrest L.P. from its current limited partners. The purchase price for the Class B Units will be determined by the public offering price of our Class A common stock in this offering, less the amount of offering expenses incurred by us on a per share basis. We intend to use the remaining net proceeds of this offering, including any proceeds from the exercise of the underwriters’ option to purchase additional shares, for general corporate purposes, which may include business operations, investments in our business, the development of new investment strategies and strategic acquisitions.

Voting rights and stockholders’ agreement

One vote per share for Class A common stock and Class B common stock. Our principals who hold shares of Class B common stock will enter into a stockholders’ agreement pursuant to which they will agree to vote, while employed by us, the shares of Class A common stock and Class B common stock that they hold in accordance with

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

the decision of the Executive Committee of Silvercrest L.P., consisting initially of G. Moffett Cochran, Richard R. Hough III, Scott A. Gerard and David J. Campbell. The vote of each member of the Executive Committee will be weighted based on the number of Class B units owned by the member relative to the number of Class B units held by all members of the Executive Committee at the time of a vote. See “The Reorganization and Our Holding Company Structure—Voting Rights of Class A and Class B Stockholders” and “The Reorganization and Our Holding Company Structure—Stockholders’ Agreement Among Class B Stockholders.”

Class B unit exchange	Pursuant to the terms of the second amended and restated limited partnership agreement of Silvercrest L.P. and an exchange agreement to be entered into between us and the holders of the Class B units, each Class B unit will be exchangeable for a share of our Class A common stock, subject to the exchange timing and volume limitations described under “The Reorganization and Our Holding Company Structure—Second Amended and Restated Limited Partnership Agreement of Silvercrest L.P.—Exchange Rights.” All Class B units held by a principal will be exchanged automatically for shares of our Class A common stock upon the termination of employment of such principal, other than in the case of retirement, subject to certain limitations described under “The Reorganization and Our Holding Company Structure—Second Amended and Restated Limited Partnership Agreement of Silvercrest L.P.—Exchange Rights.”

Resale and registration rights	Pursuant to a resale and registration rights agreement that we will enter into with the holders of Class B units, we will agree to use our best efforts to file a registration statement for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units as soon as practicable after we become eligible to file a registration statement on Form S-3, which we expect to be one year after the consummation of this offering. We expect to cause that registration statement to be declared effective by the Securities and Exchange Commission, or the SEC, as soon as practicable thereafter. See “The Reorganization and Our Holding Company Structure—Resale and Registration Rights Agreement” for a description of the timing and manner limitations on resales of these shares of our Class A common stock.

Dividend policy	Upon completion of this offering, we will have no material assets other than our ownership of Class A units of Silvercrest L.P. Accordingly, our ability to pay dividends will depend on distributions from Silvercrest L.P. We intend to cause Silvercrest L.P. to make distributions to us with available cash generated from its subsidiaries’ operations in an amount sufficient to cover dividends. If Silvercrest L.P. makes such distributions, the holders of its Class B units will be entitled to receive equivalent distributions on a pro rata basis.

The declaration and payment of all future dividends, if any, will be at the sole discretion of our board of directors and may be discontinued at any time. In determining the amount of any future dividends, our

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

board of directors will take into account any legal or contractual limitations, our actual and anticipated future earnings, cash flow, debt service and capital requirements and the amount of distributions to us from Silvercrest L.P.

Following this offering, we intend to pay quarterly cash dividends. See “Dividend Policy.”

Tax Receivable Agreement	We will enter into a tax receivable agreement with the current partners of Silvercrest L.P., and any future holders of Class B units, that will require us to pay them 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change in control) as a result of the increases in tax basis and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This will be our obligation and not the obligation of Silvercrest L.P. We expect to benefit from the remaining 15% of cash savings, if any, realized.

The tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed upon value of payments remaining to be made under the agreement. The tax receivable agreement will automatically terminate with respect to our obligations to a principal if a principal (i) is terminated for cause, (ii) breaches his or her non-solicitation covenants with our company or (iii) voluntarily resigns or retires and competes with our company in the 12-month period following resignation of employment or retirement, and no further payments will be made to such principal under the tax receivable agreement. See “The Reorganization and Our Holding Company Structure—Tax Receivable Agreement.”

Listing symbol	“SAMG.”

Unless otherwise noted, the number of shares of Class A common stock outstanding after this offering and other information based thereon in this prospectus excludes:

•	722,217 shares of Class A common stock, which may be issued upon the exercise of the underwriters’ option to purchase additional shares;

•	6,435,218 shares of Class A common stock reserved for issuance upon exchange of the Class B units that will be outstanding immediately after this offering;

•

322,910 shares of Class A common stock reserved for issuance upon exchange of the corresponding number of Class B units reserved for issuance upon the exercise of deferred equity units and performance units that have been granted as of the date of this prospectus; and

•	1,687,500 shares of Class A common stock reserved for issuance under our new 2012 Equity Incentive Plan.

Risk Factors

You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page 15 and all other information contained in this prospectus before investing in our Class A common stock.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2012 (1) on an actual basis for Silvercrest L.P. and (2) on a pro forma basis for Silvercrest after giving effect to the transactions described under “Unaudited Pro Forma Consolidated Financial Information,” including the reorganization and the application of the net proceeds from this offering (assuming no exercise of the underwriters’ option to purchase additional shares). The table below should be read in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements of Silvercrest L.P. and related notes included elsewhere in this prospectus.

	As of June 30, 2012
	Silvercrest L.P. Actual	Silvercrest Pro Forma
	(unaudited) (dollars in thousands)
Cash and cash equivalents	$2,568	$17,210

Total long-term debt, including current portion	4,414	4,414

Total redeemable equity	91,092	—

Total (deficit) equity	(63,414)	67,248

Total capitalization	$32,092	$71,662

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma, as adjusted net tangible book value per share of our Class A common stock upon completion of this offering.

Our pro forma, as adjusted net tangible book value as of June 30, 2012 was approximately $5.0 million, or approximately $0.45 per share of our Class A common stock. Pro forma, as adjusted net tangible book value per share represents the amount of total tangible assets less total liabilities, after giving effect to the reorganization and the distribution by Silvercrest L.P. to its pre-offering partners of some of its retained profits as of the date of the closing of this offering.

After giving effect to the sale by us of 4,814,782 shares of Class A common stock in this offering at the assumed initial public offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting estimated underwriting discounts and estimated offering expenses payable by us and the assumed exchange of all Class B units that will be outstanding immediately after the reorganization for the corresponding number of shares of our Class A common stock, our pro forma as adjusted net tangible book value at June 30, 2012 was $20.9 million, or $1.85 per share of our Class A common stock. This represents an immediate increase in net tangible book value of $1.40 per share to our existing stockholders and an immediate dilution of $11.15 per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of Class A common stock		$13.00
Pro forma, as adjusted net tangible book value per share of Class A common stock at June 30, 2012	$0.45
Increase in pro forma, as adjusted net tangible book value per share of Class A common stock attributable to new investors	$1.40

Pro forma, as adjusted net tangible book value per share after this offering		$1.85

Dilution in pro forma, as adjusted net tangible book value per share of Class A common stock to new investors	$11.15

The following table sets forth, on the same pro forma, as adjusted basis at June 30, 2012, the number of shares of Class A common stock purchased from us and the total consideration and the average price per share paid by existing equity holders, which consist of the principals, and by new investors purchasing Class A common stock in this offering, assuming that all holders of Class B units of Silvercrest L.P. immediately after the consummation of the reorganization have exchanged all their Class B units for the corresponding number of shares of our Class A common stock:

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing equity holders	6,435	57.2%	$—	—%	$—
New investors	4,815	42.8	62,745	100.0	13.00

Total	11,250	100.0%	62,745	100.0%	$5.58

A $1.00 increase (decrease) in the assumed initial public offering price of $13.00 per share would increase (decrease) total consideration paid by new investors by $4.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase additional shares, our pro forma as adjusted net tangible book value will increase to $2.48 per share, representing an increase to existing holders of $2.06 per share, and there will be an immediate dilution of $10.52 per share to new investors.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical combined consolidated financial and other data of Silvercrest L.P., which is deemed to be our predecessor for accounting purposes, as of the dates and for the periods indicated. As discussed elsewhere in this prospectus, Silvercrest L.P. was formed on December 10, 2008 and commenced operations on January 1, 2009. For reporting purposes, all balances of Silvercrest Asset Management Group LLC, the accounting predecessor to Silvercrest L.P., were carried over to Silvercrest L.P. at their carrying values on December 31, 2008. The selected consolidated statements of operations data for the years ended December 31, 2011, 2010 and 2009, and the consolidated statements of financial position data as of December 31, 2011 and 2010 have been derived from the Silvercrest L.P. and subsidiaries audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of financial position data as of December 31, 2009 has been derived from consolidated financial statements of Silvercrest L.P. and subsidiaries not included in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2008 and 2007 and the consolidated statements of financial position data as of December 31, 2008 and 2007 have been derived from the unaudited consolidated financial statements of Silvercrest Asset Management Group LLC and subsidiaries not included in this prospectus.

The selected consolidated statements of operations data for the six months ended June 30, 2012 and the selected consolidated statements of financial condition as of June 30, 2012 have been derived from the Silvercrest L.P. unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary selected consolidated statement of financial condition data as of June 30, 2011 have been derived from the Silvercrest L.P. unaudited condensed consolidated statement of financial condition as of June 30, 2011, not included in this prospectus. These unaudited condensed consolidated financial statements have been prepared on substantially the same basis as our audited condensed consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated results of operations and financial condition for the periods and as of the date presented. Our results for the six months ended June 30, 2012 and 2011 are not necessarily indicative of our results for a full fiscal year.

You should read the following selected historical combined consolidated financial data together with “The Reorganization and Our Holding Company Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined consolidated financial statements and related notes included elsewhere in this prospectus. In the following table, dollars are in thousands, except assets under management which is in billions.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

	Historical Silvercrest L.P.							Pro Forma Silvercrest
	Years Ended December 31,					Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2011	2010	2009	2008(1)	2007(2)	2012	2011	2011	2012
Statements of operations data:
Revenue:
Management and advisory fees	$37,869	$32,442	$29,341	$40,987	$42,633	$22,327	$18,539	$42,375	$22,327
Performance fees and allocations	85	548	96	75	1,554	16	31	85	16
Family office services	4,833	3,841	3,097	2,019	931	2,444	2,209	5,220	2,444
Investment income	—	—	—	—	10,396	—	—	—	—

Total revenue	42,787	36,831	32,534	43,081	55,514	24,787	20,779	47,680	24,787

Expenses:
Compensation and benefits	17,492	16,528	15,630	18,399	19,263	9,600	8,474	28,256	14,048
General and administrative.	10,849	9,459	13,006	11,943	9,097	5,208	4,424	12,164	5,208
Impairment charges	—	—	1,691	9,599	9,402	—	—	—	—

Total expenses	28,341	25,987	30,327	39,941	37,762	14,808	12,898	40,420	19,256

Income before net loss from investment activities of Silvercrest Funds and other income (expense)	14,446	10,844	2,207	3,140	17,752	9,979	7,881	7,260	5,531
Net loss from investment activities of Silvercrest Funds:
Realized gains	$—	$—	$—	$—	$6,510	$—	$—	—	—
Net change in unrealized gains	—	—	—	—	(28,693)	—	—	—	—
Equity income (loss) from investment	—	—	—	—	41	—	—	—	—

Net loss from investment activities of Silvercrest Funds	—	—	—	—	(22,142)	—	—	—	—

Other income (expense):
Gain on extinguishment of debt .	—	—	3,934	—	461	—	—	—	—
Gain on settlement with former LongChamp shareholders	—	—	1,470	—	—	—	—	—	—
Loss on forgiveness of notes receivable	(34)	(508)	—	—	—	—	—	(34)	61
Interest income	187	231	213	358	—	86	92	135	58
Interest expense	(164)	(241)	(467)	(613)	(705)	(206)	(75)	(296)	(206)
Change in value of options granted to equity holders	—	2	134	796	(931)	—	—	—	—
Other (expense) income	(210)	30	—	—	—	61	(176)	(210)	—
Equity income (loss) from investments	950	1,241	274	(247)	—	—	—	950	—

Total other income (expense)	729	755	5,558	294	(1,175)	(59)	(159)	545	(87)

Income (loss) before non-controlling interests in income (loss) of consolidated entities and (provision) benefit for income taxes	15,175	11,599	7,765	3,434	(5,565)	9,920	7,722	7,805	—

Non-controlling interests in income (loss) of consolidated entities	—	—	—	—	15,536	—	—	—	—

Income before provision for income taxes	15,175	11,599	7,765	3,434	9,971	9,920	7,722	7,805	5,444
(Provision) benefit for income taxes	(566)	(657)	321	(1,062)	(2,653)	(516)	(178)	(1,911)	(1,225)

Net income	$14,609	$10,942	$8,086	$2,372	$7,318	$9,404	$7,544	5,894	4,219

Net income attributable to non-controlling interests								(4,223)	(2,878)

Net income attributable to Silvercrest								$1,671	$1,341

Selected statements of financial position data:
Total assets	$45,262	$33,079	$29,964	$37,719	$49,212	$40,419	$29,867		$70,091
Notes payable	$4,809	$2,957	$7,120	$8,855	$5,938	$4,414	$2,284		$4,414
Total liabilities	$15,751	$12,490	$14,893	$23,282	$27,766	$12,741	$8,970		$21,313
Redeemable partners’/members’ capital	$85,177	$45,619	$34,219	$83,377	$95,595	$91,092	$70,173		$—
Partners’/members’ deficit/stockholder’s equity	$(55,666)	$(25,030)	$(19,148)	$(68,940)	$(74,149)	$(63,414)	$(49,278)		$67,248
Non-controlling interests	—	—	—	—	—	—	—		$(18,470)

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

	Historical Silvercrest L.P.
	Years Ended December 31,					Six Months Ended June 30,
	2011	2010	2009	2008(1)	2007(2)	2012	2011
Selected unaudited operating data:
Assets under management (in billions)(3)	$10.1	$9.2	$8.8	$7.8	$10.1	$10.7	$10.6
Adjusted EBITDA(4)	$10,839	$9,068	$6,449	$7,107	$14,153	$6,776	$5,580
Adjusted EBITDA margin(5)	25.3%	24.6%	19.8%	16.5%	25.5%	27.3%	26.9%

(1)	Effective January 1, 2009, each of the members of Silvercrest Asset Management Group LLC, or SAMG LLC, contributed their limited liability company interests in SAMG LLC to Silvercrest L.P. in return for limited partnership interests in Silvercrest L.P., and membership interests in Silvercrest GP LLC. As a result of the reorganization SAMG LLC became a wholly owned subsidiary of Silvercrest L.P. The reorganization was accounted for as a transaction between entities under common control.
(2)	Includes the effect of the consolidation of certain funds that we manage. These funds include the Silvercrest Funds. The Silvercrest Funds were consolidated through the respective effective date that each fund granted various rights to unaffiliated investors, which resulted in the ultimate deconsolidation of the various Silvercrest Funds. Set forth below is a summary of consolidated fund-related statement of operations data that is included in the 2007 financial data:

Revenue $ 7,229
Expenses $ 570

The consolidation of the various Silvercrest Funds had no net effect on net income or members’ capital.

(3)	Reflected as of the last day of the period.
(4)	To provide investors with additional insight, promote transparency and allow for a more comprehensive understanding of the information used by management in its financial and operational decision-making, we supplement our consolidated financial statements presented on a GAAP basis with Adjusted EBITDA, a non-GAAP financial measure of earnings. EBITDA represents net income before income tax expense, interest income, interest expense, depreciation and amortization. We define Adjusted EBITDA as EBITDA without giving effect to professional fees associated with acquisitions or financing transactions, losses on forgiveness of notes receivable from our principals, gains on extinguishment of debt or other obligations related to acquisitions, impairment charges and losses on disposals or abandonment of assets and leaseholds, client reimbursements and fund redemption costs, severance and other similar expenses, but including partner incentive allocations as an expense. Our management uses Adjusted EBITDA as a financial measure to evaluate the profitability and efficiency of our business model. We use this non-GAAP financial measure to assess the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measure that is derived from them, provide supplemental information to analyze our operations between periods and over time. Investors should consider our non-GAAP financial measure in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

The following table contains a reconciliation of net income to Adjusted EBITDA (amounts in thousands).

	Years Ended December 31,					Six Months Ended June 30,
	2011	2010	2009	2008	2007	2012	2011
	(in thousands)
Reconciliation of non-GAAP financial measures:
Net income	$14,609	$10,942	$8,086	$2,372	$7,318	$9,404	$7,544
Provision (benefit) for income taxes	566	657	(321)	1,062	2,653	516	178
Interest expense	164	241	467	613	705	206	75
Interest income	(187)	(231)	(213)	(358)	(516)	(86)	(92)
Partner/member incentive allocations (A)	(8,775)	(5,173)	(2,591)	(7,171)	(7,215)	(4,448)	(3,449)
Non-performance fee related equity method (gains) losses	—	—	—	247	—	—	—
Depreciation and amortization	1,469	1,379	1,531	1,539	1,206	955	645
Equity-based compensation	1,060	583	—	—	130	806	496
Other adjustments (B)	1,933	670	(460)	8,803	9,872	(577)	183

Adjusted EBITDA	$10,839	$9,068	$6,499	$7,107	$14,153	$6,776	$5,580

(A)	Partner/member incentive allocations have historically been treated as distributions of net income and recorded when paid. Upon the completion of the reorganization and this offering, we will account for partner incentive payments as an expense in our statement of operations and have reflected the related adjustments in our pro forma financial information. Accordingly, this will have the effect of increasing compensation expense relative to the amounts that have been recorded historically in our financial statements. See “Unaudited Pro Forma Financial Information.”
(B)	Other adjustments consist of the following:

	Year Ended December 31,					Six Months Ended June 30,
	2011	2010	2009	2008	2007	2012	2011
Loss on forgiveness of notes receivable (a)	$34	$508	$—	$—	$—	$—	$—
Gain on extinguishment of debt (b)	—	—	(3,934)	—	(461)	—	—
Gain on settlement with former LongChamp shareholders (b)	—	—	(926)	—	—	—	—
Write-off of LongChamp revenue (b)	—	64	557	—	—	—	—
Loss on sub-lease (c)	150	—	—	—	—	(42)	192
Lease abandonment charge (d)	—	—	1,154	—	—	(662)	—
Goodwill, intangible, and fixed asset impairment charge (e)	—	—	1,691	9,599	9,402	—	—
Client reimbursement	—	—	1,132	—	—	—	—
Fund redemption costs (f)	827	—	—	—	—	9	—
IPO professional fees	578	—	—	—	—	103	—
Milbank acquisition costs (g)	222	—	—	—	—	15	—
Severance	69	100	—	—	—	—	—
Change in value of options granted to equity holders (h)	—	(2)	(134)	(796)	931	—	—
Other (i)	53	—	—	—	—	—	(9)

Total other adjustments	$1,933	$670	$(460)	$8,803	$9,872	$(577)	$183

(a)	Represents remaining balance on notes originally issued in connection with the issuance of equity that were forgiven in connection with the termination of principals.
(b)	In 2009, we entered into a settlement agreement with the former owners of LGI to close the business of LGI, which was acquired by us in 2007. All agreements between our company and the former owners of LGI were terminated. LGI was ultimately wound down in 2009. For further explanation of the closing of the LGI business, see Note 10 to the audited consolidated financial statements of Silvercrest L.P. and subsidiaries included elsewhere in this prospectus.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

(c)	Reflects a charge taken for the difference, on a present value basis, between the per square foot rental rate for our company’s primary lease and a sub-lease that we signed in 2011 with a sub-tenant for our headquarters in New York.
(d)	Reflects a charge and subsequent reversal for the remaining rent expense on a portion of our unutilized space at our headquarters that we abandoned in 2009 and reoccupied in May 2012. A portion of this space is subleased through September 29, 2017.
(e)	Includes goodwill and intangibles impairment charges related to the closing of our LGI business. Also reflects an impairment charge related to the write-off of leasehold improvements in the abandoned space in 2009.
(f)	Includes the costs associated with the reimbursement to one of our funds for the difference between the value of certain investor redemptions and the actual proceeds of the underlying securities in 2011.
(g)	Reflects the legal and accounting fees associated with the closing of the Milbank acquisition that were expensed in 2011. Also reflects expenses related to relocating Milbank personnel and operations to our headquarters that were incurred during the six months ended June 30, 2012.
(h)	Reflects the change in fair value of options that were granted to previous equity holders to purchase membership in Silvercrest Asset Management Group LLC. The options expired on April 30, 2010.
(i)	Represents professional fees related to the Milbank acquisition and a Silvercrest fund.

(5)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total revenue.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited consolidated pro forma financial statements present the consolidated results of operations and financial condition of Silvercrest and its predecessor, Silvercrest L.P., assuming that all of the transactions described in the four bullet points below had been completed as of January 1, 2011 with respect to the unaudited pro forma consolidated statement of operations data for the six months ended June 30, 2012 and the year ended December 31, 2011, and as of June 30, 2012 with respect to the unaudited pro forma consolidated statement of financial condition data as of June 30, 2012. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions and this offering on the historical financial information of Silvercrest L.P.

The pro forma adjustments principally give effect to the following transactions:

•

the acquisitions of Milbank Winthrop & Co., Inc., which closed on November 1, 2011, and MW Commodity Advisors, LLC, which closed on April 1, 2012 (included as an adjustment for the year ended December 31, 2011);

•

the reorganization described in “The Reorganization and Our Holding Company Structure,” which will occur immediately prior to the consummation of this offering, including our agreement to return 85% of the tax benefits that we receive as a result of our ability to step up our tax basis in the partnership units of Silvercrest L.P. that we acquire from our partners;

•

the amendment of the partnership agreement of Silvercrest L.P., effective as of the consummation of this offering, to eliminate the call and put rights of Silvercrest L.P. and its partners, respectively upon a partner’s death, or, if applicable, termination of employment, which required all partnership units to be classified as temporary equity in Silvercrest L.P.’s consolidated financial statements; and

•

the sale of shares of our Class A common stock in this offering at an assumed offering price of $13.00 per share (the midpoint of the price range set forth on the cover of this prospectus) and the application of the proceeds therefrom, after payment of assumed underwriting discounts and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares).

The pro forma adjustments for the acquisitions of Milbank Winthrop & Co., Inc. and MW Commodity Advisors, LLC described above are not included in the unaudited pro forma consolidated statement of operations data and statement of financial condition data for the six months ended June 30, 2012 because the acquisition of Milbank Winthrop & Co., Inc. was completed on November 1, 2011 and the acquisition is already reflected in the unaudited financial statements of Silvercrest L.P. for the six months ended June 30, 2012 and the adjustments for MW Commodity Advisors, LLC are de minimis.

The unaudited consolidated pro forma financial information of Silvercrest and its predecessor should be read together with “The Reorganization and Our Holding Company Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements of Silvercrest L.P., Milbank Winthrop & Co., Inc. and MW Commodity Advisors, LLC and related notes included elsewhere in this prospectus.

The unaudited consolidated pro forma financial information is included for informational purposes only and does not purport to reflect our results of operations or financial condition that would have occurred had we operated as a public company during the periods presented. The unaudited consolidated pro forma financial information should not be relied upon as being indicative of our results of operations or financial condition had the transactions contemplated in connection with the reorganization and this offering been completed on the dates assumed. The unaudited consolidated pro forma financial information also does not project the results of operations or financial condition for any future period or date.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR DECEMBER 31, 2011

(in thousands)	Silvercrest L.P. Historical	Milbank Winthrop Business Acquisition (1)	MW Commodity Business Acquisition (1)	Silvercrest L.P. Including Business Acquisitions	Offering Adjustments	Offering Adjustments Pro Forma Note (2)		Silvercrest Asset Management Group Inc. Consolidated Pro Forma
Revenue:
Management and advisory fees	$37,869	$4,348	$158	$42,375	$—			$42,375
Performance fees and allocations	85	—	—	85	—			85
Family office services.	4,833	387	—	5,220	—			5,220

Total revenue	42,787	4,735	158	47,680	—			47,680

Expenses:
Compensation and benefits	17,492	1,989	—	19,481	8,775	(A	)	28,256
General and administrative	10,849	1,278	37	12,164	—			12,164

Total expenses	28,341	3,267	37	31,645	8,775			40,420

Income before other income (expenses)	14,446	1,468	121	16,035	(8,775)			7,260
Other income (expenses)
Loss on forgiveness of notes receivable	(34)	—	—	(34)	—			(34)
Interest income	187	1	—	188	(53)	(B	)	135
Interest expense	(164)	(132)	—	(296)	—			(296)
Other expense	(210)	—	—	(210)	—			(210)
Equity income from investments	950	—	—	950	—			950

Total other income (expenses)	729	(131)	—	598	(53)			545

Income before provision for income taxes	15,175	1,337	121	16,633	8,828			7,805
Provision for income taxes	(566)	(49)	(5)	(620)	(1,060)	(C	)	(1,911)

Net income	14,609	1,288	116	16,013	(9,888)			5,894
Less: net income attributable to non-controlling interests	—	—	—	—	(4,223)	(D	)	(4,223)

Net income attributable to Silvercrest	$14,609	$1,288	$116	$16,013	$(14,111)			1,671

Net income per share:
Basic						(E	)	$0.35

Diluted						(E	)	$0.35

Weighted average shares outstanding:
Basic						(E	)	4,814,782

Diluted						(E	)	4,814,782

(1)	Business Acquisition: Silvercrest L.P. consolidates the statements of operations of Milbank Winthrop & Co., Inc. and MW Commodity Advisors, LLC effective on the date of the closing of these acquisitions, and has accounted for them as business combinations using the acquisition method of accounting.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

(2)	Offering Adjustments:

(A) Reflects the adjustment to treat our historical partner incentive payments of $8,775, that were recorded as distributions when paid prior to the reorganization and this offering, as compensation expense.

(B) Reflects an adjustment to eliminate interest income earned on the partner notes receivable from named executive officers as if such notes had been repaid January 1, 2011.

(C) Reflects the impact of federal, state and local income taxes on the income of Silvercrest. The pro forma effective income tax rate is estimated to be approximately 24.5%, and was determined by combining the projected federal, state and local income taxes.

Historically, as a flow through entity, Silvercrest L.P. has not been subject to U.S. federal and certain state income taxes, however it has been subject to the New York City Unincorporated Business Tax. As a result of our reorganization, we will become subject to U.S. federal and certain state income taxes applicable to C-Corporations. The provision for income taxes differs from the amount of income tax computed by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

	For the Year Ended December 31, 2011
	(dollars in thousands)
Provision at federal statutory rate	$2,732	35.0%
State and local income taxes, net of federal	776	9.9%
Other permanent items	(34)	-0.4%
Rate benefit from the flow through entity	(1,563)	-20.0%

Provision for income taxes	$1,911	24.5%

(D) Represents the non-controlling interest allocation of 58.8% (assuming no exercise of the underwriters’ option to purchase additional shares) of the net income of Silvercrest to Silvercrest L.P. The percentage is based on the Class B units of Silvercrest L.P. to be outstanding after the offering and the unvested deferred equity units (which share in Silvercrest L.P.’s earnings as if vested).

(E) Calculation of Earnings per Class A Share

(a)	For purposes of calculating the pro forma net income per Class A share, the number of Class A shares of Silvercrest outstanding are calculated as follows:

Pro forma Class A shares of Silvercrest	4,814,782

The pro forma basic and diluted net income per Class A share is calculated as follows (Dollars in thousands, except per share data):

	Basic	Diluted
Pro forma net income attributable to Silvercrest(1)	$1,671	$1,671
Weighted average common shares outstanding	4,814,782	4,814,782

Pro forma net income per Class A share	$0.35	$0.35

(1)	Our shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income per share. Furthermore, no pro forma effect was given to the future potential exchanges of the 6,435,218 Class B units of Silvercrest L.P. that will be outstanding immediately after the consummation of the reorganization and the offering for a corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

Business acquisitions:

The following table summarizes the pro forma impact to the Silvercrest L.P. historical consolidated statement of operations from the MW Commodity Advisors, LLC acquisition. For purposes of determining the adjustments to the unaudited consolidated pro forma statement of operations for the year ended December 31, 2011, the MW Commodity Advisors, LLC acquisition is assumed to have occurred on January 1, 2011.

(in thousands)	MW Commodity Advisors, LLC Historical Twelve Months Ended December 31, 2011	Pro Forma Adjustments	Pro Forma Note	MW Commodity Advisors, LLC Pro Forma Twelve Months Ended December 31, 2011
Revenue:
Investment advisory fees	$—	$158	(2)	$158
MW Commodity Strategies, L.P.:
Interest	—	—		—

Total revenue	—	158		158

Expenses:
General and administrative	37	—		37
MW Commodity Strategies, L.P.:
General and administrative	58	(58)	(1)	—

Total expenses	95	(58)		37

(Loss) income before net loss from MW Commodity Strategies, L.P.	(95)	216		121

Net loss from MW Commodity Strategies, L.P.:
Unrealized loss on investments in funds, net	(2,287)	2,287	(1)	—
Realized loss on investments in Funds, net	(289)	289	(1)	—

Total net (loss) from investment activities of Consolidated Milbank Partnerships	(2,576)	2,576		—

(Loss) income before provision for income taxes	(2,671)	2,792		121
Provision for income taxes	—	(5)	(3)	(5)

Net (loss) income	(2,671)	2,787		116

Minority interest in MW Commodity Strategies, L.P.	2,793	(2,793)	(1)	—

Net income attributable to MW Commodity Advisors, LLC	$122	$(6)		$116

(1)	Upon closing of Silvercrest L.P.’s acquisition of the LLC interests of MW Commodity Advisors, LLC, the unaffiliated investors in MW Commodity Strategies, L.P. were granted rights to provide that a simple majority of the fund's unaffiliated investors will have the right, without cause, to remove the general partner or equivalent and investment adviser or equivalent of the partnership or to accelerate the liquidation date of that partnership in accordance with certain procedures. The granting of these rights resulted in the deconsolidation of MW Commodity Strategies, L.P. and in the accounting of Silvercrest L.P.'s interest in MW Commodity Strategies, L.P. under the equity method. These adjustments represent the adjustments to deconsolidate the assets of MW Commodity Strategies, L.P.
(2)	Represents management fees of $158,000 earned by MW Commodity Advisors, LLC from MW Commodity Strategies, L.P. which were eliminated in the historical consolidated statement of operations.
(3)	Represents the provision of income taxes for NYC Unincorporated Business Tax of $5,000. Silvercrest L.P. is a partnership for income tax purposes.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

The following table summarizes the pro forma impact to the Silvercrest L.P. historical consolidated statement of operations from the Milbank Winthrop & Co., Inc. acquisition. For purposes of determining the adjustments to the unaudited consolidated pro forma statement of operations for the year ended December 31, 2011, the Milbank Winthrop & Co., Inc. acquisition is assumed to have occurred on January 1, 2011.

(in thousands)	Milbank Winthrop & Co., Inc. Historical Nine Months Ended September 30, 2011	Pro Forma Adjustments	Pro Forma Note	Milbank Winthrop & Co., Inc. Pro Forma Ten Months Ended October 31, 2011
Revenue:
Investment advisory fees	$1,502	$2,846	(1)	$4,348
Family office services	—	387	(2)	387
Other income	1	—		1
Consolidated Milbank Partnerships:				—
Dividends	1,629	(1,629)	(3)	—
Interest	394	(394)	(3)	—

Total revenue	3,526	1,210		4,736

Expenses:
Compensation and benefits	3,780	(1,791)	(4)	1,989
General and administrative	589	689	(5)	1,278
Interest	—	132	(6)	132
Consolidated Milbank Partnerships:				—
Management and advisory fees	1,410	(1,410)	(3)	—
Interest and dividends	233	(233)	(3)	—
General and administrative	393	(393)	(3)	—

Total expenses	6,405	(3,006)		3,399

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

(in thousands)	Milbank Winthrop & Co., Inc. Historical Nine Months Ended September 30, 2011	Pro Forma Adjustments	Pro Forma Note	Milbank Winthrop & Co., Inc. Pro Forma Ten Months Ended October 31, 2011
Loss before net gains from Consolidated Milbank Partnerships.	$(2,879)	$4,216		$1,337

Net gain (loss) from investment activities of Consolidated Milbank Partnerships:
Realized gain on investments in securities, net	4,988	(4,988)	(3)	—
Realized gain on investments in funds, net	767	(767)	(3)	—
Unrealized loss on investments in securities, net	(19,574)	19,574	(3)	—
Unrealized loss on investments in funds, net	(21,156)	21,156	(3)	—

Total net gain (loss) from investment activities of Consolidated Milbank Partnerships	(34,975)	34,975		—

Loss before provision for income taxes	(37,854)	39,191		1,337
Provision for income taxes	(330)	281	(7)	(49)

Net loss	(38,184)	39,472		1,288

Minority interest in Consolidated Milbank Partnerships	(38,507)	38,507	(3)	—

Net income attributable to Milbank Winthrop & Co., Inc.	$323	$965		$1,288

(1)	Represents investment advisory fee revenue associated with a previous Milbank Winthrop & Co., Inc. principal who did not join Silvercrest L.P. Also represents adjustment for $3,251,000 of investment advisory fees from the Milbank partnerships for the nine months ended September 30, 2011 that were eliminated in consolidation. Also, includes the adjustment for $393,000 of investment advisory fees earned in October 2011.
(2)	Represents adjustment for $379,000 of fund administration services fees from the Milbank partnerships for the nine months ended September 30, 2011 that were eliminated in consolidation. Also, includes the adjustment for $8,000 of fund administration services fees earned in October 2011.
(3)	Upon closing of Silvercrest L.P.’s acquisition of certain assets of Milbank, Silvercrest L.P. unaffiliated investors in each Milbank partnership were granted rights to provide that a simple majority of the fund’s unaffiliated investors will have the right, without cause, to remove the general partner or equivalent and investment adviser or equivalent of that partnership or to accelerate the liquidation date of that partnership in accordance with certain procedures. The granting of these rights resulted in the deconsolidation of such investment partnerships and in the accounting of Silvercrest L.P.’s interest in these partnerships under the equity method. These adjustments represent the adjustments to deconsolidate the assets of these partnerships.
(4)	Upon the acquisition by Silvercrest L.P., the Milbank group is subject to a compensation cap equal to 42% of Milbank’s revenue. This adjustment represents the reduction to historical Milbank compensation and benefits expense to the compensation cap level.
(5)	Includes $520,000 of amortization expense for acquired intangible assets related to the Milbank acquisition, and additional estimated general and administrative expenses of $169,000 such as increased audit fees and referral fees to the former principal of Milbank that did not join Silvercrest L.P.
(6)	Pursuant to the terms of the asset purchase agreement between Milbank and Silvercrest L.P., Silvercrest L.P. issued a promissory note for $3.2 million to Milbank. Pro forma interest expense on the note is $132,000 for the ten months ended December 31, 2011.
(7)	Represents the elimination of Milbank’s historical corporate provision for income taxes of $330,000 and the provision of income taxes for NYC Unincorporated Business Tax of $49,000. Silvercrest L.P. is a partnership for income tax purposes.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2012(1)

	Silvercrest L.P. Historical	Offering Adjustments(2)	Offering Adjustments Pro Forma Note	Silvercrest Asset Management Group Inc. Consolidated Pro Forma
Assets:
Cash and cash equivalents	$2,568	$14,642	(A),(C)	$17,210
Restricted certificates of deposit and escrow	1,018	—		1,018
Investments	74	—		74
Receivables, net	3,554	—		3,554
Due from Silvercrest Funds	2,033	—		2,033
Furniture, equipment and leasehold improvements, net	2,103	—		2,103
Goodwill	14,830	—		14,830
Intangible assets, net	13,087	—		13,087
Prepaid expenses and other assets	1,152	15,030	(E)	16,182

Total assets	$40,419	$29,672		$70,091

Liabilities, Redeemable Partners’ Capital and Partners’ Deficit:
Accounts payable and accrued expenses	$3,525	$—		$3,525
Accrued compensation	2,067	3,871	(D)	5,938
Notes payable	4,414	—		4,414
Deferred rent	2,399	—		2,399
Deferred tax and other liabilities	336	4,701	(A),(E)	5,037

Total liabilities	12,741	8,572		21,313

Redeemable partners’ capital	96,360	(96,360)	(B)	—
Notes receivable from partners	(5,268)	5,268	(C)	—

Total redeemable partners’ capital	91,092	(91,092)		—

Commitments and Contingencies:
Partners’ Capital/Stockholders’ Equity:
Preferred stock, par value $0.01, 10,000,000 shares authorized; and zero shares issued and outstanding, as adjusted	—	—		—
Class A Common stock, par value $0.01, 50,000,000 shares authorized; and 4,814,792 shares issued and outstanding, as adjusted	—	48	(A)	48
Class B Common stock, par value $0.01, 25,000,000 shares authorized; and 6,435,218 shares issued and outstanding, as adjusted	—	64	(A)	64
Additional paid-in capital	—	67,136	(A),(E)	67,136
Partners’ capital	45,660	(45,660)	(B)	—
Excess of liabilities, redeemable partners’ capital and partners’ capital over assets	(109,074)	109,074	(B)	—

Total partners’ deficit/stockholders’ equity	(63,414)	130,662		67,248
Non-controlling interests	—	(18,470)	(A)	(18,470)

Total liabilities, redeemable partners’ capital and partners’ deficit/stockholders’ equity	$40,419	$29,672		$70,091

(1)	Business Acquisition: On April 1, 2012, Silvercrest L.P. acquired 100% of the LLC interests of MW Commodity Advisors, LLC, which is the general partner of MW Commodity Strategies L.P., a fund whose investment objective is to seek superior risk adjusted returns through strategic, sector-based investments with commodity and macro trading investment managers. We refer to this acquisition as the MW Acquisition. Since the MW Acquisition occurred on April 1, 2012, the acquired assets and liabilities arising from such acquisition are consolidated in the Silvercrest L.P. unaudited consolidated statement of financial condition as of June 30, 2012, and therefore, no pro forma adjustments are required.

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2012(1)

(in thousands)	Silvercrest L.P. Historical	Offering Adjustments (2)	Offering Adjustments Pro Forma Note		Silvercrest Asset Management Group Inc. Consolidated Pro Forma
Revenue:
Management and advisory fees	$22,327	$—			$22,327
Performance fees and allocations	16	—			16
Family office services	2,444	—			2,444

Total revenue	24,787	—			24,787

Expenses:
Compensation and benefits	9,600	4,448	(D	)	14,048
General and administrative	5,208	—			5,208

Total expenses	14,808	4,448			19,256

Income before other income	9,979	(4,448)			5,531
Other income
Other income	61	—			61
Interest income	86	(28)	(C	)	58
Interest expense	(206)	—			(206)

Total other income	(59)	(28)			(87)

Income before provision for income taxes	9,920	(4,476)			5,444
Provision for income taxes	(516)	(594)	(E	)	(1,225)

Net income	9,404	(5,070)			4,219
Less: net income attributable to non-controlling interests	—	(2,878)	(F	)	(2,878)

Net income attributable to Silvercrest	$9,404	$(7,947)			$1,341

Net income per share:
Basic			(G	)	$0.28

Diluted			(G	)	$0.28

Weighted average shares outstanding:
Basic			(G	)	4,814,782

Diluted			(G	)	4,814,782

(1)	Business Acquisition: On April 1, 2012, Silvercrest L.P. acquired 100% of the LLC interests of MW Commodity Advisors, LLC, which is the general partner of MW Commodity Strategies L.P., a fund whose investment objective is to seek superior risk adjusted returns through strategic, sector-based investments with commodity and macro trading investment managers. We refer to this acquisition as the MW Acquisition. Due to the insignificance of the MW Acquisition, a consolidated statement of operations for MW Commodity Advisors, LLC for the six months ended June 30, 2012 is not included in this prospectus.

(2)	Offering Adjustments:

(A) From this offering, we expect to receive net proceeds from our sale of Class A common stock of approximately $56,373, based on an assumed initial public offering price of $13.00 per share (the midpoint in the price range set forth on the cover of this prospectus), after deducting assumed underwriting discounts and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

additional shares). We intend to use approximately $44,162 of the net proceeds from this offering to purchase 3,564,782 Class B units of Silvercrest L.P. from its current limited partners. The purchase price for the Class B units will be determined by the public offering price of our Class A common stock in this offering, less the amount of offering expenses incurred by us on a per share basis. We intend to use the remaining net proceeds of this offering, including any proceeds from the exercise of the underwriters’ option to purchase additional shares, for general corporate purposes, which may include business operations, investments in our business, the development of new investment strategies and strategic acquisitions. We will enter into a tax receivable agreement with current partners of Silvercrest L.P., and any future holders of Class B units, that will require us to pay them 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change in control, as discussed below) as a result of the increases in tax basis and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This will be our obligation and not the obligation of Silvercrest L.P. This liability of $4,701 is included in pro forma other liabilities. We expect to benefit from the remaining 15% of cash savings, if any, realized. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until (i) all such tax benefits have been utilized or expired, (ii) the tax receivable agreement with a partner automatically terminates due to a breach by such partner of his or her non-solicitation covenants with our company, or (iii) the termination by our company of a partner with cause, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed-upon value of payments remaining to be made under the agreement. An adjustment of $1,886 is included in our pro forma cash balance, which represents the repayment of the balance, as of June 30, 2012, of the partner notes receivable from three of our named executive officers that was satisfied on September 18, 2012. Deferred offering expenses of $545 were reclassified from prepaid expenses and other assets to additional paid in capital.

In connection with the reorganization, Silvercrest L.P. intends to make a distribution to its principals of previously undistributed current year earnings in the aggregate amount of $             distribution will be funded from the existing cash balances of Silvercrest L.P. and will not be funded by any of the proceeds of this offering.

The non-controlling interests in the equity of Silvercrest L.P. consist of the following components:

Purchase of Class B units	$(44,162)
Partner incentive compensation expense	(4,448)
Deferred equity units and performance units	576
Notes receivable from partners	(3,382)
Redeemable partners’ capital before offering	96,360
Partners’ capital before offering	45,660
Excess of liabilities, redeemable partners’ capital and partners’ capital over assets before offering	(109,074)

$(18,470)

(B) Represents the elimination of redeemable partners’ capital, partners’ capital and excess of liabilities, redeemable partners’ capital and partners’ capital over assets, as the Silvercrest L.P. limited partnership agreement will be amended as of the completion of this offering by removing the call and put rights of Silvercrest L.P. and its partners, respectively.

(C) Represents the reclassification of notes receivable from partners of $3,382 from redeemable partners’ capital to non-controlling interests. Partner notes receivable of $1,886 from three of our named executive officers were repaid on September 18, 2012. Also reflects an adjustment of $28 to eliminate interest income earned on the partner notes receivable from named executive officers.

(D) In the unaudited pro forma consolidated statement of financial condition, the adjustment reflects the treatment of our historical partner incentive payments of $4,448 that were recorded as distributions when paid prior to the reorganization and this offering as compensation expense. An adjustment of $576 is reflected to reclassify to non-controlling interests, the liability related to deferred equity units that will no longer be

Confidential Treatment Requested by Silvercrest Asset Management Group Inc.

considered liability awards upon completion of the reorganization. This treatment results from the amendment to the Silvercrest L.P. limited partnership agreement prior to the completion of this offering to remove the call and put rights of Silvercrest L.P. and its partners, respectively.

The unaudited pro forma consolidated statement of operations, reflects the treatment of our historical partner incentive payments, that were recorded as distributions prior to the reorganization and this offering, as compensation expense.

(E) Reflects the impact of federal, state and local income taxes on the income of Silvercrest. The pro forma effective income tax rate is estimated to be approximately 22.6%, and was determined by combining the projected federal, state and local income taxes.

Historically, as a flow through entity, Silvercrest L.P. has not been subject to U.S. federal and certain state income taxes, however it has been subject to the New York City Unincorporated Business Tax. As a result of our reorganization, we will become subject to U.S. federal and certain state income taxes applicable to C-Corporations. The provision for income taxes from operations differs from the amount of income tax computer by applying the applicable U.S. statutory federal income tax rate to income before provision for income taxes as follows:

	For the Six Months Ended June 30, 2012
	(dollars in thousands)
Provision at federal statutory rate	$1,905	35.0%
State and local income taxes, net of federal	602	11.1%
Other permanent items	(19)	-0.3%
Rate benefit from the flow through entity	(1,263)	-23.2%

Provision for income taxes	$1,225	22.6%

Also reflects the effect of the increase in our tax basis attributable to the reorganization and offering and our entering into the tax receivable agreement.

(F) Represents the non-controlling interest allocation of 58.4% (assuming that the underwriters do not exercise the overallotment option) of the net income of Silvercrest to Silvercrest L.P. The percentage is based on the Class B units of Silvercrest L.P. to be outstanding after the offering and the unvested deferred equity units which share in Silvercrest L.P.’s earnings as if vested.

(G) Calculation of Earnings per Share

(a)	For purposes of calculating the pro forma net income per Class A share, the number of Class A shares of Silvercrest outstanding are calculated as follows:

Pro forma Class A shares of Silvercrest	4,814,782

The pro forma basic and diluted net income per Class A share is calculated as follows (Dollars in thousands, except per share data):

	Basic	Diluted
Pro forma net income attributable to Silvercrest(1)	$1,341	$1,341
Weighted average common shares outstanding	4,814,782	4,814,782

Pro forma net income per Class A share	$0.28	$0.28

(1)	Our shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income per share. Furthermore, no pro forma effect was given to the future potential exchanges of the 6,435,218 Class B units of Silvercrest L.P. that will be outstanding immediately after the consummation of reorganization and the offering for a corresponding number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.